

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 2, 2011

Via E-Mail
Mr. David Menzel
Chief Financial Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 725
Chicago, Illinois 60654

      Re: Echo Global Logistics, Inc.
             Form 10-K for the Year Ended December 31, 2010
             Filed March 11, 2011
             File No. 001-34470

Dear Mr. Menzel:

      We have reviewed your response letter dated October 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Notes to the Audited Financial Statements

Note 4. Acquisitions

Freight Management Inc., page 49

1. We note from your response to our prior comment three that subsequent to December 31, 2009 the profitability of FMI's largest customer began to decline and that along with an amendment to the Asset Purchase Agreement resulted in additional decreases in the contingent consideration obligation during 2010. However, we do not believe that you have fully responded to our prior comment. As requested, please explain to us how you determined the fair value of the obligation at December 31, 2009 and at December 31,

2010. Your response should include the nature of all significant assumptions used in the analysis at the end of each reporting period.

2. We note from your response to our prior comment five that based on your analysis, the aggregate impact of the 2010 acquisitions was less than 20% significant. However, although Rule 3-05 of Regulation S-X uses 20% as a threshold for determining whether audited financial statements of the acquired business are required to be filed, we do not believe that the same threshold should be used to assess materiality as it relates to the disclosure requirements under ASC 805. In fact, we believe that a smaller threshold of materiality should applied in determining whether these disclosures are required in the notes to the financial statements. In this regard, we believe that 10%-15% would be a more reasonable materiality threshold in determining whether the disclosures required by ASC 805 are required. Please revise future filings accordingly.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief